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                             May 4, 2021

       Gregory J. Gutting
       Executive Vice President and Chief Financial Officer
       Erie Indemnity Company
       100 Erie Insurance Place
       Erie, Pennsylvania 16530

                                                        Re: Erie Indemnity
Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            File No. 000-24000

       Dear Mr. Gutting:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Notes to Financial Statements
       Note 3. Revenue Recognition, page 58

   1. You disclose that you maintain an estimated allowance to reduce the management fee to its estimated net
realizable value to account for the potential of mid-term policy cancellation based on
historical cancellation rates. You go on to indicate that your historical cancellation
rates were adjusted in 2020 to include the potential for increased cancellations given the
current economic conditions related to the COVID-19 pandemic.
                                                        Please provide us
proposed revised disclosure to be included in future periodic reports that:
                                                            Removes discussion
of an estimated allowance and an estimated net realizable value and instead
incorporates the ASC 606 concepts of transaction price being constrained as stipulated in
ASC 606-10-32-11 and that revenue recognized reflects the
                                                             consideration to
which you expect to be entitled as stipulated in ASC 606-10-10-2;
 Gregory J. Gutting
Erie Indemnity Company
May 4, 2021
Page 2
              and
                Provides the quantitative disclosure about changes in transaction price associated with changes in the assessment of variable consideration as required by ASC 606-10-
              50-10b or tell us why this disclosure is not warranted.
2. Please provide us proposed revised disclosure to be included in future periodic reports for contract liabilities in the form of your deferred revenue that:
             Indicates the amount of revenue recognized in the reporting period that was included in deferred revenue at the beginning of the period as required by ASC 606-10-50-8b;
             and
             Explains when you expect to recognize as revenue your deferred revenue as required by ASC 606-10-50-13b.
         Otherwise, tell us why these disclosures are not warranted.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-
3474 with any questions.



FirstName LastNameGregory J. Gutting                          Sincerely,
Comapany NameErie Indemnity Company
                                                              Division of
Corporation Finance
May 4, 2021 Page 2                                            Office of Finance
FirstName LastName